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[PROSKAUER ROSE LLP LETTERHEAD]

February 24, 2009

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christian T. Sandoe, Senior Counsel

Re:
Ares Capital Corporation Preliminary Proxy Statement Initially Filed January 28, 2009 (File No. 814-00663)

Dear Mr. Sandoe:

In a telephone conversation on February 10, 2009, you provided us with comments on the preliminary proxy statement filed by Ares Capital Corporation (the "Fund") on January 28, 2009. We have revised the Fund's proxy statement to respond to the comments you provided during the telephone conversation. We are concurrently filing via EDGAR as a correspondence filing this letter.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the "Staff") verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the relevant revised disclosure.

Introductory Language, Page 3

  1.
  You asked the Fund to identify itself in third person (i.e., "the Company") rather than in first person (i.e., "we," "us" or "our") in the first full paragraph on page 3 for purposes of clarity because the Fund is externally managed.

The Fund has revised the paragraph on page 3 of the revised proxy statement as set forth below. In addition, the Fund has made corresponding changes to similar language throughout the proxy statement.

  "The Company will bear the cost of solicitation of proxies in the form accompanying this statement. Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of common stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom the Company will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of the Company's investment adviser, without special compensation therefor, may solicit proxies personally, by telephone and by electronic mail from stockholders."

Proposal 3, page 20

  2.
  You asked the Fund to revise the introductory paragraph of the Fund's proposal to sell or otherwise issue stock below NAV (Proposal 3) on page 20 of the preliminary proxy statement, for purposes of clarity.

The Fund has revised the introductory paragraph of Proposal 3 on page 21 of the revised proxy statement to read as follows:

  "The Company is a closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act. As a BDC, the Company is generally prohibited from issuing its common stock at a price below net asset value per share ("NAV") unless it meets certain conditions, including obtaining stockholder approval."

Proposal 3, page 23

  3.
  You asked the Fund to clarify in the first full paragraph on page 23 what the time limit was for any stockholder approval of the Fund's proposal to issue common stock below NAV.

The Fund has added the following language to the end of the first full paragraph on page 24 of the revised proxy statement:

  "If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Annual Meeting and the date of the Company's 2010 Annual Meeting of Stockholders, which is expected to be held in May 2010."

Availability of Proxy Materials, page 33

  4.
  You asked the Fund to confirm that the bracketed space appearing towards the end of page 33 was a placeholder for the URL address for the internet availability of the proxy materials.

The Fund confirms that the bracketed space appearing towards the end of page 34 of the revised proxy statement is a placeholder for the URL address for internet availability. The Fund has revised the language to read as follows:

Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to be held on May 4, 2009

        The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2008 are available at http://materials.proxyvote.com/arcc.

Additional Changes

        The Fund has made additional non-substantive changes to the proxy statement (i.e., filling in blanks, etc.) as well as added the words "warrants or a" before each instance of "right to subscribe" in Proposal 4 to more closely track the language of the Investment Company Act of 1940. To aid your review, we have filed a redlined version of the revised proxy statement in draft form as an exhibit to this correspondence filing.

        The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We look forward to discussing with you any additional questions you may have regarding the Fund's proxy statement. As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any additional questions or comments. Please note that the Fund would like to finalize the proxy statement prior to the first week of March so that it can mail that week.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
Michael D. Weiner, General Counsel of Ares Capital Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.          )

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

ARES CAPITAL CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

[Ares Capital Corporation Logo]

Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

March 6, 2009

Dear Stockholder:

        You are cordially invited to attend the 2009 Annual Meeting of Stockholders (the "Annual Meeting") of Ares Capital Corporation (the "Company") to be held on May 4, 2009 at 8:30 a.m., Central Time, at [                        ].

        The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting. At the meeting, you will be asked to elect two directors of the Company, to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm, to approve a proposal to authorize flexibility for the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed [                        ]% of its then outstanding common stock), to approve a proposal to authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to certain limitations set forth herein (including, without limitation, that the number of shares issuable does not exceed 25% of its then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of its common stock) and to consider and vote upon a stockholder proposal, if presented at the Annual Meeting, to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors.

        Your vote is important regardless of the number of shares you own. We urge you to fill out, sign, date and mail the enclosed proxy card or authorize your proxy as soon as possible even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting.

        On behalf of your board of directors, thank you for your continued interest and support.

Sincerely,

Bennett Rosenthal Chairman of the Board of Directors

[Ares Capital Corporation Logo]

Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 4, 2009

To the Stockholders of Ares Capital Corporation:

        Notice is hereby given that the 2009 Annual Meeting of the Stockholders (the "Annual Meeting") of Ares Capital Corporation, a Maryland corporation (the "Company"), will be held on May 4, 2009 at 8:30 a.m., Central Time, at [                        ], for the following purposes:

  1.
  To elect two directors to serve for a term of three years, and until their successors are duly elected and qualified;

  2.
  To consider and vote upon the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009;

  3.
  To consider and vote upon a proposal to authorize flexibility for the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed [                        ]% of its then outstanding common stock);

  4.
  To consider and vote upon a proposal to authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to certain limitations set forth herein (including, without limitation, that the number of shares issuable does not exceed 25% of its then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of its common stock);

  5.
  To consider and vote upon a stockholder proposal, if presented at the Annual Meeting, to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors; and

  6.
  To consider and take action upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

        Only the holders of record of shares of common stock of the Company at the close of business on March 2, 2009 will be entitled to receive notice of and vote at the meeting.

        It is important that all stockholders participate in the affairs of the Company, regardless of the number of shares owned. Accordingly, the Company urges you to promptly fill out, sign, date and return the enclosed proxy card even if you plan to attend the meeting. Instructions are shown on the proxy card.

        You have the option to revoke the proxy at any time prior to the meeting, or to vote your shares personally on request if you attend the meeting. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the meeting may be adjourned in order to permit further solicitation of proxies by the Company.

By Order of the Board of Directors,

Merritt S. Hooper Secretary

New York, New York
March 6, 2009

[Ares Capital Corporation Logo]

Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

Proxy Statement
2009 Annual Meeting of Stockholders

        The proxy card that accompanies this statement is being solicited by the board of directors of Ares Capital Corporation, a Maryland corporation (the "Company," "we," "us" or "our"), for use at the 2009 Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 4, 2009 at 8:30 a.m., Central Time, at [                        ], or at any adjournment or postponement thereof. This proxy statement, the accompanying proxy card and the Company's Annual Report on Form 10-K, which includes audited financial statements for the year ended December 31, 2008, are first being sent to the Company's stockholders on or about March 6, 2009.

        We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you properly sign and date the accompanying proxy card and the Company receives it in time for the Annual Meeting, the persons named as proxies will vote the shares registered directly in your name in the manner that you specify. If no specification is made, the votes entitled to be cast by such shares will be cast FOR the election of the two director nominees, FOR the ratification of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009, FOR the proposal to authorize flexibility for the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed [                        ]% of its then outstanding common stock), FOR the proposal to authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to certain limitations set forth herein (including, without limitation, that the number of shares issuable does not exceed 25% of its then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of its common stock) and, if presented at the Annual Meeting, AGAINST the stockholder proposal to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors.

        Any stockholder "of record" (i.e., you hold shares directly in your name) giving a valid proxy for the Annual Meeting may revoke it before it is exercised by giving a later-dated properly executed proxy, by giving notice of revocation to the Company in writing before or at the Annual Meeting or by attending the Annual Meeting and voting in person. However, the mere presence at the Annual Meeting of the stockholder does not revoke the proxy. If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Annual Meeting only if you obtain proper written authority from your institution or nominee and present it at the meeting.

        Unless revoked as stated above, the shares of common stock represented by valid proxies will be voted on all matters to be acted upon at the Annual Meeting. With respect to the election of directors, proxies cannot be voted for a greater number of persons than the number of nominees named.

        The board of directors is not aware of any matter to be presented for action at the Annual Meeting other than the matters set forth herein. Should any other matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such matters. The stockholders of the Company have no dissenter's or appraisal rights in connection with any of the proposals described herein.

        The record date for determination of stockholders entitled to vote at the Annual Meeting is the close of business on March 2, 2009. As of March 2, 2009, there were 97,152,820 shares of the Company's common stock outstanding. Each share of common stock has one vote. The presence, in person or by proxy, of the holders of shares of stock of the Company entitled to cast a majority of the votes entitled to be cast shall constitute a quorum for the purposes of the Annual Meeting. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the chairman of the meeting or the stockholders who are represented may adjourn the Annual Meeting in order to permit further solicitation of proxies by the Company. The persons named as proxies will vote those proxies for such adjournment, unless such proxies are marked to be voted against any proposal for which an adjournment is sought, to permit the further solicitation of proxies.

        Abstentions and broker non-votes, where a broker proxy indicates that the nominee has not received instructions on a particular proposal and does not have discretionary authority to vote the shares on such proposal, will be deemed to be present for the purpose of determining a quorum for the Annual Meeting. However, abstentions and broker non-votes are not counted as votes cast. The affirmative vote of the holders of at least a majority of the total outstanding shares of the Company's common stock is required under the Company's Bylaws to approve Proposal 1 (to elect two directors to serve for a term of three years, and until their successors are duly elected and qualified). For purposes of the vote on Proposal 1, abstentions and broker non-votes will have the same effect as votes against this proposal.

        The affirmative vote of at least a majority of all of the votes cast at a meeting at which a quorum is present is required for approval of Proposal 2 (to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm), Proposal 4 (to authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to certain limitations set forth herein (including, without limitation, that the number of shares issuable does not exceed 25% of its then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of its common stock)) and, if presented at the Annual Meeting, Proposal 5 (to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors). For purposes of the vote on Proposals 2, 4 and 5, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Abstentions and broker non-votes will also not have any effect on the result of any vote for adjournment.

        With respect to Proposal 5, stockholders should be aware that this stockholder proposal is simply a request that the board of directors take the action stated in the proposal. Approval of Proposal 5 may not result in the requested action being taken by the board of directors and, therefore, its approval would not necessarily effectuate the declassification of the board of directors and annual election of all the Company's directors.

        The affirmative vote of at least a "majority," as defined in the Investment Company Act of 1940 (the "Investment Company Act"), of (1) the outstanding shares of the Company and (2) the outstanding shares of the Company held by persons that are not affiliated persons of the Company, is required to approve Proposal 3 (to authorize flexibility for the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed [                        ]% of its then outstanding common stock)). Under the Investment Company Act, the vote of holders of a "majority" means the vote of the holders of the lesser of (a) 67% or more of the outstanding shares of the Company's common stock present at the Annual Meeting or represented by proxy if the holders of more than 50% of the shares of the Company's common stock are present or represented by proxy and (b) more than 50% of the Company's outstanding shares of common stock. Absentions and broker non-votes will have the effect of a vote against this proposal.

        The Company will bear the cost of solicitation of proxies in the form accompanying this statement. Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of common stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom the Company will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of the Company's investment adviser, without special compensation therefor, may solicit proxies personally, by telephone and by electronic mail from stockholders.

        The Company has engaged the services of Georgeson Inc. ("Georgeson") for the purpose of assisting in the solicitation of proxies at an anticipated cost of approximately $[10,000] plus reimbursement of certain expenses and fees for additional services requested. Please note that Georgeson may solicit stockholder proxies by telephone on behalf of the Company. They will not attempt to influence how you vote your shares, but only ask that you take the time to cast a vote. You may also be asked if you would like to vote over the telephone and to have your vote transmitted to the Company's proxy tabulation firm.

PROPOSAL 1: ELECTION OF DIRECTOR

        Under the Company's charter (as amended, the "Charter") and bylaws (as amended, the "Bylaws" and, together with the Charter, the "Charter Documents"), the Company's directors are divided into three classes. Directors are elected for a staggered term of three years each, with a term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

        The terms of Robert L. Rosen and Bennett Rosenthal, the Class II directors, will expire at the Annual Meeting, and they have been nominated by the nominating committee of the board of directors and by the board of directors, in accordance with the Company's Bylaws, to stand for re-election at the Annual Meeting and to hold office until the annual meeting to be held in 2012 and until their successors are duly elected and qualified. Mr. Rosen and Mr. Rosenthal have agreed to serve as directors if elected and have consented to be named as nominees. The Charter Documents provide that directors shall be elected by the affirmative vote of the holders of at least a majority of the shares of stock outstanding and entitled to vote in such election. Therefore, the affirmative vote of at least a majority of the shares of common stock outstanding as of the close of business on the record date is required to elect Mr. Rosen and Mr. Rosenthal as directors of the Company for the term for which they have been nominated.

        A stockholder can vote for or withhold his or her vote from such nominee. In the absence of instructions to the contrary, it is the intention of the persons named as proxies to vote such proxy FOR the election of the nominees named herein. If either nominee should decline or be unable to serve as a director, it is intended that the proxy will be voted for the election of such person as is nominated by the nominating committee of the board of directors and by the board of directors as a replacement. The board of directors has no reason to believe that either nominee will be unable or unwilling to serve.

The board of directors unanimously recommends that you vote for the election of Robert L. Rosen and Bennett Rosenthal as directors of the Company for the term for which they have been nominated.

Information about the Director Nominees, the Directors and the Executive Officers

        The following information as of March 2, 2009 was furnished to the Company by each director nominee and each currently serving director and executive officer, and sets forth the name, age, principal occupation or employment of each such person, all positions and offices such director nominee, director or executive officer has held with the Company, and the period during which he has served as a director or executive officer of the Company. Mr. Rosen and Mr. Rosenthal have not been proposed for election, nor has any director or executive officer of the Company been selected as a director or executive officer of the Company, pursuant to any agreement or understanding with the Company or any other person. Ares Partners Management Company LLC and its affiliated companies, including Ares Management LLC, are collectively referred to as "Ares," unless the context otherwise requires.

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director
Nominees for Class II Interested Directors—Term Expiring in 2012
Robert L. Rosen, 62(2)	Director	Class II Director since 2004; term expires in 2009	Since August 2005, Mr. Rosen has served as managing partner of RLR Capital Partners and RLR Focus Fund, which invest principally in the securities of publicly traded North American companies. From February 2005 until August 2005, Mr. Rosen worked on the documentation and fund raising leading to the launch of RLR Capital Partners and RLR Focus Fund. Mr. Rosen served from July 2003 until February 2005 as co-Managing Partner of Dolphin Domestic Fund II, a diversified private investment partnership that invested primarily in publicly traded North American companies. From 1987 to the present, Mr. Rosen has been CEO of RLR Partners, LLC, a private investment firm with interests in financial services, healthcare, media and multi-industry companies.	None(3)
Bennett Rosenthal, 45(4)	Chairman and Director	Class II Director since 2004; term expires in 2009	Since 2004, Mr. Rosenthal has been Chairman of the Company's board of directors. He is a founding member of Ares and serves as a Senior Partner in the Ares Private Equity Group.	None(3)	Hanger Orthopedic Group, Inc.

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director
Independent Directors
Douglas E. Coltharp, 47	Director	Class I Director since 2004; term expires in 2011	Since May 2007, Mr. Coltharp has been a partner at Arlington Capital Advisors and Arlington Investment Partners, Birmingham-based financial advisory and private equity businesses. From November 1996 to May 2007, he was the Executive Vice President and Chief Financial Officer of Saks Incorporated and its predecessor organization (NYSE "SKS"), a publicly listed company that operates department stores.	None(3)	Under Armour, Inc.
Frank E. O'Bryan, 75	Director	Class III Director since 2005; term expires in 2010	Since 2004, Mr. O'Bryan has been retired. Mr. O'Bryan served as Chairman of the Board of WMC Mortgage Company from 1997 to 2003 and as Vice-Chairman until 2004.	None(3)
Eric B. Siegel, 51	Director	Class III Director since 2004; term expires in 2010

Since 1995, Mr. Siegel has been an independent business consultant providing advice through a limited liability company owned by Mr. Siegel, principally with respect to acquisition strategy and structuring, and the subsequent management of acquired entities.

				None(3)	El Paso Electric Company

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director
Executive Officers
Michael J. Arougheti, 36	President	Since May 2004; indefinite term	Since May 2004, Mr. Arougheti has served as President of the Company. He currently serves as a member of Ares. Mr. Arougheti is also a Partner in the Private Debt Group of Ares and, since 2004, has served on the Investment Committee of Ares Capital Management, the Company's investment adviser. From October 2001 until joining the Company in May 2004, Mr. Arougheti served as a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of its Mezzanine Investment Committee.
Richard S. Davis, 50	Chief Financial Officer	Since March 2007; indefinite term

Since March 2007, Mr. Davis has served as Chief Financial Officer of the Company. He joined Ares in June 2006 as Executive Vice President—Finance and Co-Chief Operating Officer. Prior to that, Mr. Davis was with Arden Realty, Inc., a real estate investment trust, serving as its Executive Vice President, Chief Financial Officer from July 2000 through May 2006.

Michael D. Weiner, 56	Vice President and General Counsel	Since September 2006; indefinite term

Since September 2006, Mr. Weiner has been Vice President and General Counsel of the Company and a member of Ares and has served as Chief Legal Officer of Ares. Prior to that, Mr. Weiner served as general counsel to Apollo Management L.P. and had been an officer of the corporate general partners of Apollo since 1992.

Hughes Communications, Inc., SkyTerra Communications, Inc.

(1)
The business address of each director nominee and each director and executive officer is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(2)
In an abundance of caution, Mr. Rosen is treated as an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because an affiliate of the Company owns limited partner interests in a fund controlled by Mr. Rosen.

(3)
Other than the Company.

(4)
Such director is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of Ares Capital Management, the Company's investment adviser, and is a member of Ares Partners Management Company LLC, the parent of Ares Management LLC, the managing member of the investment adviser.

Information about Independent Directors

        Douglas E. Coltharp, 47, has served as a director of the Company since 2004. Since May 2007, Mr. Coltharp has been a partner at Arlington Capital Advisors and Arlington Investment Partners, Birmingham, AL-based financial advisory and private equity businesses. Prior to that, from November 1996 to May 2007, he was the Executive Vice President and Chief Financial Officer of Saks Incorporated and its predecessor organization (NYSE "SKS"). Prior to joining Saks Incorporated, Mr. Coltharp spent ten years in the Corporate Finance Department of NationsBank (now known as Bank of America), most recently as Senior Vice President and head of the Southeast Corporate Finance Group headquartered in Atlanta. Mr. Coltharp holds a B.S. in Finance and Economics from Lehigh University in Bethlehem, Pennsylvania and an M.B.A. from the Wharton School, University of Pennsylvania, in Philadelphia, Pennsylvania. Mr. Coltharp also serves on the board of directors of Under Armour, Inc. (NYSE "UA").

        Frank E. O'Bryan, 75, has served as a director of the Company since 2005. Mr. O'Bryan served as Chairman of the Board of WMC Mortgage Company from 1997 to 2003 and as a Vice Chairman until 2004, when the company was sold to General Electric Corporation. Mr. O'Bryan served as Vice Chairman of Shearson/American Express Mortgage Corp. (formerly Western Pacific Financial) and as a Director of Shearson American Express from 1981 to 1985 and prior to that served as a Director and senior executive of Shearson Hayden Stone from 1979 to 1981. Mr. O'Bryan has been a Director of The First American Corporation since 1994. Mr. O'Bryan is a past member of the boards of directors of Damon Corporation, Grubb & Ellis, Standard Pacific Corporation and Farmers & Merchants Bank.

        Eric B. Siegel, 51, has served as a director of the Company since 2004. Since 1995, Mr. Siegel has been an independent business consultant providing advice through a limited liability company owned by Mr. Siegel, principally with respect to acquisition strategy and structuring, and the subsequent management of acquired entities. Mr. Siegel is currently a member of the Advisory Board of and consultant to the Milwaukee Brewers Baseball Club and a Director and Chairman of the Executive Committee of El Paso Electric Company, an NYSE publicly traded utility company. Mr. Siegel is also a past member of the boards of directors of a number of public companies, including Kerzner International Ltd. until it went private in 2006. Mr. Siegel rejoined the board of Kerzner International Ltd., currently a private company, in 2008. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P. Mr. Siegel is also a member of the Board of Trustees of the Marlborough School, a member of the board of directors of the Friends of the Los Angeles Free Clinic and a board member of Reprise Theatre Company, a non-profit theatre organization. Mr. Siegel holds his Bachelor of Arts degree summa cum laude and Phi Beta Kappa and law degree Order of the Coif from the University of California at Los Angeles.

Information about Interested Directors

        Robert L. Rosen, 62, has served as a director of the Company since 2004. Mr. Rosen is managing partner of RLR Capital Partners and RLR Focus Fund which invests principally in the securities of publicly traded North American companies. Mr. Rosen served from 2003 until 2005 as co-Managing Partner of Dolphin Domestic Fund II. In 1998, Mr. Rosen founded National Financial Partners

("NFP"), an independent distributor of financial services to high net worth individuals and small to medium-sized corporations. He served as NFP's CEO from 1998 to 2000 and as its Chairman until January 2002. From 1987 to the present, Mr. Rosen has been CEO of RLR Partners, LLC, a private investment firm with interests in financial services, healthcare, media and multi-industry companies. From 1989 to 1993, Mr. Rosen was Chairman and CEO of Damon Corporation, a leading healthcare and laboratory testing company that was ultimately sold to Quest Diagnostics. From 1983 to 1987, Mr. Rosen was Vice Chairman of Maxxam Group. Prior to that, Mr. Rosen spent twelve years at Shearson American Express in positions in research, investment banking and senior management, and for two years was Assistant to Sanford Weill, the then Chairman and CEO of Shearson. Mr. Rosen holds an MBA in finance from NYU's Stern School. Mr. Rosen also serves on the board of directors of Marietta Corporation. In an abundance of caution, Mr. Rosen is treated as an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because an affiliate of the Company owns limited partner interests in a fund controlled by Mr. Rosen.

        Bennett Rosenthal, 45, has served as Chairman of the Company's board of directors since 2004. Mr. Rosenthal is a founding member of Ares and is a Senior Partner in the Private Equity Group. Prior to joining Ares, Mr. Rosenthal was a Managing Director in the Global Leveraged Finance Group of Merrill Lynch and was responsible for originating, structuring and negotiating many leveraged loan and high yield financings. Mr. Rosenthal was also a senior member of Merrill Lynch's Leveraged Transaction Commitment Committee. Mr. Rosenthal is a member of the following boards of directors: AmeriQual Management, Inc., Aspen Dental Management, Inc., Douglas Dynamics, LLC, Hanger Orthopedic Group, Inc. and National Bedding Company LLC (Serta). Mr. Rosenthal graduated summa cum laude with a BS in Economics from the University of Pennsylvania's Wharton School of Business where he also received his MBA with distinction. Mr. Rosenthal is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of Ares Capital Management, the Company's investment adviser, and is a member of Ares Partners Management Company LLC, the parent of Ares Management LLC, the managing member of the investment adviser.

Information about Executive Officers

        Michael J. Arougheti, 36, is President of the Company and joined Ares in May 2004 and is a member of Ares. Mr. Arougheti is also a Partner in the Private Debt Group of Ares and serves on the Investment Committee of Ares Capital Management, the Company's investment adviser. From 2001 to 2004, Mr. Arougheti was employed by Royal Bank of Canada, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm's Mezzanine Investment Committee. At RBC Capital Partners, Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined Royal Bank of Canada in October 2001 from Indosuez Capital, where he was a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Mr. Arougheti sat on the firm's Investment Committee and was also active in the firm's private equity fund investment and fund of funds program. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder Peabody & Co., where he was a member of the firm's Mergers and Acquisitions Group advising clients in various industries, including natural resources, pharmaceuticals and consumer products. Mr. Arougheti has extensive experience in leveraged finance, including senior bank loans, mezzanine debt and private equity. He has worked on a range of transactions for companies in the consumer products, manufacturing, healthcare, retail and technology industries. Mr. Arougheti also serves on the boards of directors of Reflexite Corporation, Investor Group Services, HCPro, Inc. and Riverspace Arts, a not-for-profit arts organization. Mr. Arougheti received a BA in Ethics, Politics and Economics, cum laude, from Yale University.

        Richard S. Davis, 50, is Chief Financial Officer of the Company and joined Ares in June 2006. From December 1997 to May 2006, Mr. Davis was with Arden Realty, Inc., a real estate investment trust and formerly the largest publicly traded office owner in Southern California, serving as its Executive Vice President, Chief Financial Officer from July 2000. From 1996 to 1997, Mr. Davis was with Catellus Development Corporation where he was responsible for accounting and finance for the asset management and development divisions. From 1985 to 1996, Mr. Davis served as a member of the audit staff of both KPMG LLP and Price Waterhouse LLP. Mr. Davis is a Certified Public Accountant in the states of California and Missouri and a member of the American Institute of CPAs. Mr. Davis received his Bachelor of Science Degree in Accounting from the University of Missouri at Kansas City.

        Michael D. Weiner, 56, is Vice President and General Counsel of the Company and Co-Chief Operating Officer of Ares. Mr. Weiner joined Ares in September 2006 as its Chief Legal Officer and is a member of Ares. Previously, Mr. Weiner served as general counsel to Apollo Management L.P. and had been an officer of the corporate general partners of Apollo since 1992. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in corporate and alternative financing transactions, securities law and general partnership and corporate and regulatory matters. Mr. Weiner has served and continues to serve on the boards of directors of several corporations, including Hughes Communications, Inc. and SkyTerra Communications, Inc. Mr. Weiner also serves on the Board of Governors of the Cedars-Sinai Medical Center in Los Angeles. Mr. Weiner graduated with a BS in Business and Finance from the University of California at Berkeley and a JD from the University of Santa Clara.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

        The following table sets forth, as of March 2, 2009, the number of shares of the Company's common stock beneficially owned by each of its current directors and named executive officers, all directors and executive officers as a group and certain beneficial owners, according to information furnished to the Company by such persons.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the Company's shares of common stock is based upon Schedule 13D, Schedule 13G or other filings by such persons with the Commission and other information obtained from such persons.

        The address for each of the directors and executive officers is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Beneficial Owners of More Than 5%:
Non-Management Beneficial Owners
FMR LLC(2)	8,866,574		9.13%
Kayne Anderson Rudnick Investment Managment, LLC(3)	5,083,315		5.23%
Directors and Named Executive Officers:
Interested Directors
Robert L. Rosen	7,500		*
Bennett Rosenthal	None	(4)
Independent Directors
Douglas E. Coltharp	4,500		*
Frank E. O'Bryan	2,400		*
Eric B. Siegel	21,200		*
Named Executive Officers
Michael J. Arougheti	140,813	(4)	*
Richard S. Davis	57,093		*
Michael D. Weiner	6,766	(4)	*
All Directors and Executive Officers as a Group (8 persons)	240,116	(4)	*

*
Represents less than 1%.

(1)
Based on 97,152,820 shares of common stock outstanding as of March 2, 2009.

(2)
As reported on a Schedule 13G filed with the Commission on February 17, 2009, as of December 31, 2008, Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC, is the beneficial owner of 8,755,134 shares of the Company's common stock as a result of acting as an investment adviser to various investment companies registered under Section 8 of the Investment Company Act. Further, as reported on the same Schedule 13G, as of December 31, 2008, Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 111,440 shares of the Company's common stock as a result of serving as investment manager of institutional accounts owning such shares. Edward C. Johnson III is Chairman of FMR LLC and members of his family are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR LLC, representing 49% of the voting power of FMR LLC. As a result, members of the Johnson family may be deemed to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson III has the sole power to vote or direct the voting of the shares owned directly by the funds managed by Fidelity, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Each of Edward C. Johnson III and FMR LLC, through its control of PGATC, has sole dispositive power over 111,440 shares and sole power to vote or to direct the voting of 111,440 shares of the Company's common stock owned by the institutional accounts managed by PGATC. The address for each of FMR LLC, Fidelity and Edward C. Johnson III is 82 Devonshire Street, Boston, Massachusetts 02109. The address for PGATC is 53 State Street, Boston, Massachusetts 02109.

(3)
As reported on a Schedule 13G filed with the Commission on February 11, 2009, as of December 31, 2008, Kayne Anderson Rudnick Investment Management, LLC ("Kayne Anderson") is the

  beneficial owner of 5,083,315 shares of common stock. The address for Kayne Anderson is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

(4)
Ares Investments LLC, whose sole manager is Ares Partners Management Company LLC, owned 2,859,882 shares of the Company's common stock as of March 2, 2009. Each of the members of Ares Partners Management Company LLC (which include Messrs. Rosenthal, Arougheti and Weiner or vehicles controlled by them) disclaims beneficial ownership of all shares of the Company's common stock owned by Ares Investments LLC, except to the extent of any indirect pecuniary interest therein. The shares of the Company's common stock held by Ares Investments LLC have been pledged in the ordinary course to secure indebtedness under a credit facility under which it is a co-borrower with Ares Management LLC, an indirect subsidiary of Ares Partners Management Company LLC.

DOLLAR RANGE OF SECURITIES BENEFICIALLY OWNED BY DIRECTORS

        The following table sets forth the dollar range of the Company's equity securities beneficially owned by the director nominees and each of its other directors as of March 2, 2009. The Company is not part of a "family of investment companies," as the term is defined in the Investment Company Act.

Name of Director	Dollar Range of Equity Securities in the Company(1)(2)
Independent Directors(3)
Douglas E. Coltharp	$[10,001-$50,000
Frank E. O'Bryan	$10,001-$50,000
Eric B. Siegel	Over $100,000
Interested Directors
Robert L. Rosen	$10,001-$50,000]
Bennett Rosenthal	None

(1)
The dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000. The dollar range of the Company's equity securities beneficially owned is calculated based on the closing sales price of its common stock as reported on The NASDAQ Global Select Market as of March 2, 2009.

(2)
Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (the "Exchange Act").

(3)
As of March 2, 2009, to the best of the Company's knowledge, except as listed above, none of the independent directors, nor any of their immediate family members, had any interest in the Company, the Company's investment adviser or any person or entity directly or indirectly controlling, controlled by or under common control with the Company.

 SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Pursuant to Section 16(a) of the Exchange Act, the Company's directors and executive officers, and any persons holding 10% or more of its common stock, are required to report their beneficial ownership and any changes therein to the Commission and the Company. Specific due dates for those reports have been established and the Company is required to report herein any failure to file such reports by those due dates. Based solely upon a review of Forms 3, 4 and 5 filed by such persons, the Company believes that each of its directors, executive officers and any persons holding 10% or more of its common stock complied with all Section 16(a) filing requirements applicable to them during the fiscal year ended December 31, 2008, with the exception of the purchase by Frank E. O'Bryan of 400 shares of the Company's common stock on December 3, 2008, which was reported to the Commission on December 22, 2008.

CORPORATE GOVERNANCE

Director Independence

        The Company's board of directors has a majority of directors who are independent under the listing standards of The NASDAQ Global Select Stock Market LLC. The NASDAQ Manual provides that a director of a business development company shall be considered to be independent if he or she is not an "interested person" of the Company, as defined in Section 2(a)(19) of the Investment Company Act. Section 2(a)(19) of the Investment Company Act defines an "interested person" to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company.

        The Company's board of directors has determined that the following directors are independent: Messrs. Coltharp, O'Bryan and Siegel. Based upon information requested from each director concerning his or her background, employment and affiliations, the Company's board of directors has affirmatively determined that none of the independent directors has a material business or professional relationship with the Company, other than in his capacity as a member of its board of directors or any board committee.

Organization of the Board of Directors

        The Company's board of directors has established an audit committee and a nominating committee. The Company does not have a compensation committee because its executive officers do not receive any direct compensation from the Company. During 2008, the board of directors held 11 formal meetings, the audit committee held 5 formal meetings and the nominating committee held 2 formal meetings. The Company encourages, but does not require, the directors to attend the Company's annual meeting of its stockholders. Three directors attended last year's annual meeting of stockholders in person and one director attended telephonically. All directors attended at least 75% of the aggregate number of meetings of the board of directors and of the respective committees on which they served.

Audit Committee

        The members of the audit committee are Messrs. Coltharp, O'Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Coltharp serves as chairman of the audit committee. The board of directors has adopted a charter for the audit committee, which is available on the Company's website (http://www.arescapitalcorp.com).

        The audit committee is responsible for approving the Company's independent accountants and recommending them to its board of directors for approval and submission to its stockholders for ratification, reviewing with its independent accountants the plans and results of the audit engagement, approving professional services provided by its independent accountants, reviewing the independence of its independent accountants and reviewing the adequacy of its internal accounting controls.

        The audit committee is also responsible for aiding the Company's board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The audit committee also currently receives input from independent valuation firms that have been engaged at the direction of the board to value certain of the Company's portfolio investments. The Company's board of directors has determined that Douglas E. Coltharp and Frank E. O'Bryan are each an "audit committee financial expert" within the meaning of the rules of the Commission.

Nominating Committee

        The members of the nominating committee are Messrs. Coltharp, O'Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Siegel serves as chairman of the nominating committee. The Company's board of directors has adopted a charter for the nominating committee, which is available on the Company's website (http://www.arescapitalcorp.com). The nominating committee is responsible for selecting, researching and nominating directors for election by the Company's stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and the Company's management.

        The nominating committee's policy is to identify potential nominees based on suggestions from the President of the Company, members of the nominating committee, other members of the board of directors, other executive officers and stockholders and by other means, and to evaluate such persons as a committee. In addition, from time to time, the board of directors may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate.

        Qualified candidates for membership on the board of directors will be considered without regard to race, color, creed, religion, national origin, age, gender, sexual orientation or disability. The nominating committee will review and evaluate each candidate's character, judgment, skills (including financial literacy), background, experience and other qualifications (without regard to whether a nominee has been recommended by the Company's stockholders), as well as the overall composition of the board of directors, and recommend to the board of directors for its approval the slate of directors to be nominated for election at the annual meeting of the Company's stockholders.

        In considering possible candidates for election as a director, the nominating committee takes into account, in addition to such other factors as it shall deem relevant, the desirability of selecting directors who:

  •
  are of high character and integrity;

  •
  are accomplished in their respective fields, with superior credentials and recognition;

  •
  have relevant expertise and experience upon which to be able to offer advice and guidance to management;

  •
  have sufficient time available to devote to the affairs of the Company;

  •
  are able to work with the other members of the board of directors and contribute to the success of the Company;

  •
  can represent the long-term interests of the Company's stockholders as a whole; and

  •
  are selected such that the board of directors represents a range of backgrounds and experience.

        The nominating committee also considers all applicable legal and regulatory requirements that govern the composition of the Company's board of directors.

        The nominating committee may consider recommendations for nomination of directors from the Company's stockholders. Nominations made by stockholders must be delivered to or mailed (setting forth the information required by the Company's Bylaws) and received at the Company's principal executive offices not earlier than 150 days nor fewer than 120 days in advance of the first anniversary of the date on which the Company first mailed its proxy materials for the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting has changed by more than 30 days from the prior year, the nomination must be received not earlier than the 150th day prior to the date of such annual meeting nor later than the later of (1) the 120th day prior to the date of such annual meeting or (2) the 10th day following the day on which public announcement of such meeting date is first made.

        In addition to information regarding the nominating stockholder as set forth in the Company's Bylaws, a stockholder's notice shall set forth as to each individual whom the stockholder proposes to nominate for election or reelection as a director:

  •
  the name, age, business address and residence address of such individual;

  •
  the class, series and number of any shares of stock of the Company that are beneficially owned by such individual;

  •
  the date such shares were acquired and the investment intent of such acquisition;

  •
  whether such stockholder believes any such individual is, or is not, an "interested person" of the Company, as defined in the Investment Company Act or is, or is not, "independent" as set forth in the requirements established by The NASDAQ Global Select Market or any other exchange or automated quotation service on which the Company's securities are listed, and information regarding such individual that is sufficient, in the discretion of the board of directors or any committee thereof or any authorized officer of the Company, to make either such determination; and

  •
  all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

        All nominees properly submitted to the Company (or which the nominating committee otherwise elects to consider) will be evaluated and considered by the members of the nominating committee using the same criteria as nominees identified by the nominating committee itself.

Compensation Committee

        The Company does not have a compensation committee because its executive officers do not receive any direct compensation from the Company.

Communications Between Stockholders and the Board of Directors

        The board of directors welcomes communications from the Company's stockholders. Stockholders may send communications to the board of directors, or to any particular director, to the following address: c/o Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. Stockholders should indicate clearly the director or directors to whom the communication is being sent so that each communication may be forwarded directly to the appropriate director(s).

Code of Conduct

        The Company has adopted a code of conduct which applies to, among others, its officers, including its President and its Chief Financial Officer, as well as the members of the board of directors. The Company's code can be accessed via the Company's website (http://www.arescapitalcorp.com). The Company intends to disclose any amendments to or waivers of required provisions of the code on the Company's website.

COMPENSATION DISCUSSION AND ANALYSIS

        The Company's executive officers do not receive any direct compensation from the Company. The Company does not currently have any employees and does not expect to have any employees. Services necessary for its business are provided by individuals who are employees of the Company's investment adviser, Ares Capital Management LLC ("Ares Capital Management"), and the Company's administrator, Ares Operations LLC ("Ares Administration"), pursuant to the terms of its investment advisory and management agreement and its administration agreement. Each of the Company's executive officers is an employee of Ares Administration and/or Ares Capital Management. The Company's day-to-day investment operations are managed by its investment adviser. Most of the services necessary for the origination and administration of the Company's investment portfolio are provided by investment professionals employed by Ares Capital Management. In addition, the Company reimburses Ares Administration for its allocable portion of expenses incurred by Ares Administration in performing its obligations under the administration agreement, including its allocable portion of the cost of the Company's officers and their respective staffs, and Ares Capital Management for certain expenses under the investment advisory and management agreement.

        Under the investment advisory and management agreement, the Company's investment adviser earned approximately $ [                        ] million in fees for the year ended December 31, 2008. In addition, during 2008, Ares Administration incurred $2.7 million of expenses that are allocable to the Company under the administration agreement and the investment adviser incurred $2.3 million of expenses that are allocable to the Company under the investment advisory and management agreement.

        In addition, in 2008, pursuant to a services agreement between the Company's wholly owned subsidiary, Ivy Hill Asset Management, L.P. ("Ivy Hill"), and the investment adviser, the investment adviser incurred approximately $0.2 million of expenses that are allocable to Ivy Hill under such services agreement.

        The Company has entered into indemnification agreements with each of its current directors and certain of its officers and with members of its investment adviser's investment committee and intends to enter into indemnification agreements with each of its future directors, members of its investment adviser's investment committee and certain of its officers. The indemnification agreements attempt to provide these directors, officers and other persons the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of the Company's investment adviser's investment committee in any action or proceeding arising out of the performance of such person's services as a present or former director or officer or member of the Company's investment adviser's investment committee.

DIRECTOR COMPENSATION TABLE

        The following table shows information regarding the compensation earned or paid to the Company's directors, none of whom is an employee of the Company, for the fiscal year ended December 31, 2008. No compensation is paid by the Company to directors who are or are being treated as "interested persons." No information has been provided with respect to executive officers of the Company since its executive officers do not receive any direct compensation from the Company.

Name	Fees Earned or Paid in Cash(1)	Total
Independent Directors
Douglas E. Coltharp	$113,250	$113,250
Frank E. O'Bryan	$104,750	$104,750
Eric B. Siegel	$110,250	$110,250
Interested Directors
Robert L. Rosen(2)	None	None
Bennett Rosenthal	None	None

(1)
For a discussion of the independent directors' compensation, see below.

(2)
While Mr. Rosen did not receive any compensation from the Company for the fiscal year ended December 31, 2008, he did receive $101,250 from Ares Management LLC for such period in connection with his service as a director of the Company.

        The independent directors receive an annual fee of $75,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $5,000 and each chairman of any other committee receives an annual fee of $2,000 for his additional services in these capacities. In addition, the Company purchases directors' and officers' liability insurance on behalf of its directors and officers. Independent directors have the option to receive their directors' fees paid in shares of the Company's common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to it. For example, the Company has a code of conduct that generally prohibits any employee, officer or director from engaging in any transaction where there is a conflict between such individual's personal interest and the interests of the Company. Waivers to the code of conduct can generally only be obtained from the chief compliance officer, the chairman of the board of directors or the chairman of the audit committee of the board of directors and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee of the board of directors is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).

        As a business development company, the Investment Company Act also imposes regulatory restrictions on the Company's ability to engage in certain related-party transactions. For example, without obtaining an exemptive order from the Commission, the Company would not generally be permitted to invest in any portfolio company in which Ares currently has an investment (although the Company may co-invest on a concurrent basis with funds managed by Ares, subject to compliance with existing regulatory guidance, applicable regulations and allocation procedures). The Company has separate policies and procedures that have been adopted to ensure that it does not enter into any such prohibited transactions without seeking necessary approvals from its board of directors or the Commission.

        The Company is party to an investment advisory and management agreement with Ares Capital Management, whose sole member is Ares Management LLC, an entity in which certain members of the Company's senior management and its chairman of the board have indirect ownership and financial interests. Certain members of the Company's senior management also serve as principals of other investment managers affiliated with Ares Management LLC that may in the future manage investment funds with investment objectives similar to the Company's investment objective. In addition, certain of the Company's executive officers and directors and the members of the investment committee of the Company's investment adviser, Ares Capital Management, serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business as the Company's or of investment funds managed by the Company's affiliates. Accordingly, the Company may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Ares Management LLC. However, the Company's investment adviser and other members of Ares intend to allocate investment opportunities in a fair and equitable manner that meets the Company's investment objective and strategies so that it is not disadvantaged in relation to any other client. The address of Ares Capital Management LLC is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

        Pursuant to the terms of the administration agreement, Ares Administration currently provides the Company with administrative services necessary to conduct its day-to-day operations. Ares Management LLC is the sole member of and controls Ares Administration. The address of Ares Administration is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

        The Company's wholly owned subsidiary, Ivy Hill, is party to a services agreement with Ares Capital Management. Pursuant to the terms of the services agreement, Ares Capital Management provides Ivy Hill with the facilities, investment advisory services and administrative services necessary for the operations of Ivy Hill.

        The Company leases office facilities directly from a third party. In addition, it has a sublease agreement with Ares Management LLC whereby Ares Management LLC subleases approximately 25% of the Company's office space for a fixed rent equal to 25% of the basic annual rent payable by the Company under its lease, plus certain additional costs and expenses.

        The Company has also entered into a license agreement with Ares pursuant to which Ares has granted it a non-exclusive, royalty-free license to use the name "Ares." Under this agreement, the Company will have a right to use the Ares name for so long as Ares Capital Management or one of its affiliates remains its investment adviser. Other than with respect to this limited license, the Company has no legal right to the "Ares" name. This license agreement will remain in effect for so long as the investment advisory and management agreement with its investment adviser is in effect.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The audit committee and the Company's board of directors, including a majority of the non-interested directors, have selected KPMG LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2009 and are submitting the selection of KPMG LLP to the stockholders for ratification.

        If the stockholders fail to ratify the selection, the audit committee and the board of directors will reconsider whether or not to retain KPMG LLP. Even if the selection is ratified, the audit committee and the board of directors may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

        KPMG LLP has advised the Company that neither the firm nor any present member or associate of it has any financial interest, direct or indirect, in the Company or its affiliates.

        The Company expects that a representative of KPMG LLP will be present at the Annual Meeting, will have an opportunity to make a statement if he or she so chooses and will be available to answer questions.

        The Company engaged KPMG LLP to act as its independent registered public accounting firm for 2008.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following are aggregate fees billed to the Company by KPMG LLP during each of the last two fiscal years:

	Fiscal Year Ended December 31
	2008	2007
Audit Fees	$563,702	$409,600
Audit-Related Fees	80,000	206,900
Tax Fees	483,250	155,900
All Other Fees	0	276,291

Total Fees	$1,126,952	$1,048,691

  Audit Fees

        Audit fees consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings.

  Audit Related Fees

        Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees."

  Tax Fees

        Tax fees consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, customs and duties, mergers and acquisitions and international tax planning.

  All Other Fees

        All other fees consist of fees for products and services other than the services reported above.

        The audit committee, or the chairman of the audit committee to whom such authority was delegated by the audit committee, must pre-approve all services provided by the independent registered public accounting firm. Any such pre-approval by the chairman must be presented to the audit committee at its next scheduled meeting. The audit committee has also adopted policies and procedures for pre-approving certain non-prohibited work performed by the Company's independent registered public accounting firm. Specifically, the committee has pre-approved the use of KPMG for detailed, specific types of services within the following categories: permitted audit, audit-related, tax and other. In each case, the committee has also set a specific annual limit on the amount of such services which the Company may obtain from the Company's independent registered public accounting firm. The audit committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

        Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Exchange Act that might incorporate future filings, including this proxy statement, in whole or in part, the following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information be incorporated by reference into any such filings under the Securities Act of 1933 or the Exchange Act.

 REPORT OF THE AUDIT COMMITTEE

        The Audit Committee's role is to assist the board of directors in fulfilling its oversight responsibilities by (1) overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements and internal control over financial reporting and (2) reviewing the financial reports and other financial information provided by the Company to the public. However, it is not the Audit Committee's duty to plan or conduct the audits or to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles or that its internal control over financial reporting is effective. The Company's management is responsible for the preparation, presentation and integrity of its financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

        The independent accountants are responsible for performing an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States of America and for auditing and reporting on the effectiveness of the Company's internal control over financial reporting.

        The Audit Committee has reviewed and discussed the Company's audited financial statements with management and with KPMG LLP, the Company's independent registered public accounting firm for 2008. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee has received from KPMG LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and have discussed with the independent registered public accounting firm its independence.

        The board of directors has determined that each member of the audit committee is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. The board of directors has also determined that each member is able to read and understand fundamental financial statements, as such qualifications are defined under the rules of The NASDAQ Global Select Market corporate governance regulations, and that Messrs. Coltharp and O'Bryan are each an "audit committee financial expert" within the meaning of the rules of the Commission.

        Based on the review and discussions referred to above, the Audit Committee has recommended to the board of directors that the audited consolidated financial statements for the year ended December 31, 2008 be included in the Company's Annual Report on Form 10-K for such year for filing with the Commission. In addition, the Audit Committee has approved, and recommended to the board of directors that it approve, KPMG LLP to serve as the Company's independent registered public accounting firm for the year ending December 31, 2009 and that the selection of KPMG LLP be submitted to the Company's stockholders for ratification.

                        The Audit Committee

                        Douglas E. Coltharp (Chairman)
                        Frank E. O'Bryan
                        Eric B. Siegel

        The affirmative vote of at least a majority of the votes cast at the Annual Meeting is required for ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009. The persons named in the accompanying proxy intend to vote proxies received by them in favor of this proposal unless a choice "Against" or "Abstain" is specified.

The board of directors, based on the approval and recommendation of the audit committee, unanimously recommends voting for ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009.

PROPOSAL 3: APPROVAL TO AUTHORIZE THE COMPANY TO SELL OR OTHERWISE ISSUE SHARES OF ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE SUBJECT TO THE CONDITIONS SET FORTH IN THIS PROPOSAL

        The Company is a closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act. As a BDC, the Company is generally prohibited from issuing its common stock at a price below net asset value per share ("NAV") unless it meets certain conditions, including obtaining stockholder approval.

        As a result, the Company is seeking the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock, not exceeding [                        ]% of its then outstanding common stock, at a price below the then current NAV, subject to the conditions set forth in this proposal. If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Annual Meeting and the date of the Company's 2010 Annual Meeting of Stockholders, which is expected to be held in May 2010.

        The Company's board of directors, including a majority of the board of directors who have no financial interest in this proposal and a majority of the non-interested directors, has approved this proposal as in the best interests of the Company and its stockholders and recommends it to the stockholders for their approval. Upon obtaining the requisite stockholder approval, the Company will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal. See below for a discussion of the risks of dilution.

Background and Reasons to Offer Common Stock Below NAV

        Beginning in mid-2007, the U.S. capital markets entered a period of severe disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. These factors accelerated during the last half of 2008, and over the past several months the number of investors selling assets because they must repay debt or meet equity redemption requirements or other obligations has increased significantly. This has created forced selling that has negatively impacted valuations of debt securities in most markets. This negative pressure on valuations has contributed to significant unrealized write-downs of debt investments of many finance companies, including investments in the Company's portfolio.

        As a BDC and a regulated investment company ("RIC") for tax purposes, the Company is dependent on its ability to raise capital through the issuance of its common stock. RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to achieve pass-through tax treatment, which prevents the Company from using those earnings to support operations, which may include new investments (including investments into existing portfolio companies). Further, BDCs must meet a debt to equity ratio of less than 1:1 in order to incur debt or issue senior securities, which requires the Company to finance its investments with at least as much equity as debt and senior securities in the aggregate. The Company's debt facilities also require that it maintain a debt to equity ratio of less than 1:1.

        Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, the volatility in the debt capital markets may continue to negatively impact the valuations of debt investments and result in further unrealized write-downs of those debt investments. These unrealized write-downs, as well as unrealized write-downs based on the underlying performance of the Company's portfolio companies, if any, negatively impact stockholders' equity and the resulting debt to equity ratio.

        Exceeding the 1:1 debt to equity ratio could have severe negative consequences for a BDC, including the inability to pay dividends, breaching debt covenants and failure to qualify for tax treatment as a RIC. Although the Company does not currently expect that it will exceed this 1:1 debt to equity ratio, the markets it operates in and the general economy remain volatile and uncertain. Continued volatility in the capital markets and the resulting negative pressure on debt investment valuations could impact the Company's asset valuations, stockholders' equity and the Company's debt to equity ratio.

        Also, as a result of the market disruption, the Company has seen a reduction in competition, a widening of spreads and generally more conservative capital structures. The Company believes that these changes in the capital markets have created a unique opportunity to invest at attractive risk-adjusted returns. However, worsening general economic conditions have also materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions could continue for a prolonged period of time or worsen in the future. If current market conditions persist, the Company and other companies in the financial services sector may not have access to sufficient debt and equity capital in order to take advantage of this opportunity. In addition, the debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future.

        The following table sets forth the net asset value per share of the Company's common stock, the range of high and low closing sales prices of its common stock as reported on The NASDAQ Global Select Market and the closing sales price as a percentage of NAV. On March 2, 2009, the last reported closing sales price of its common stock on The NASDAQ Global Select Market was $[                        ]

per share, which represented a [premium/discount] of approximately [                        ]% to the net asset value per share reported by the Company as of December 31, 2008.

				Price Range
								High Sales Price to NAV(2)	Low Sales Price to NAV(2)
	NAV(1)			High		Low
Year ended December 31, 2006
First Quarter		$15.03			$17.97		$16.23	119.6%	108.0%
Second Quarter		$15.10			$17.50		$16.36	115.9%	108.3%
Third Quarter		$15.06			$17.51		$15.67	116.3%	104.1%
Fourth Quarter		$15.17			$19.31		$17.39	127.3%	114.6%
Year ended December 31, 2007
First Quarter		$15.34			$20.46		$17.82	133.4%	116.2%
Second Quarter		$15.84			$18.84		$16.85	118.9%	106.4%
Third Quarter		$15.74			$17.53		$14.92	111.4%	94.8%
Fourth Quarter		$15.47			$17.47		$14.40	112.9%	93.1%
Year ended December 31, 2008
First Quarter		$15.17			$13.81		$11.65	91.0%	76.8%
Second Quarter		$13.67			$12.98		$10.08	95.0%	73.7%
Third Quarter		$12.83			$12.60		$9.30	98.2%	72.5%
Fourth Quarter	$	[	]		$10.62		$3.34	[ ]%	[ ]%
Year ending December 31, 2009
First Quarter (through March 2, 2009)		*		$	[ ]	$	[ ]	*	*

(1)
NAV is determined as of the last day in the relevant quarter and therefore may not reflect NAV on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of the relevant quarter.

(2)
Calculated as the respective high or low closing sales price divided by NAV.

*
Net asset value has not yet been calculated for this period.

        Prior to the capital markets disruption described above, historically the Company's common stock generally traded at prices above its NAV. However, since then its common stock has traded both below and above its NAV, most recently at a [discount] as of March 2, 2009. It is not possible to predict whether its common stock will trade at, above or below NAV in the future.

        The unprecedented nature of the capital markets disruption described above has led to significant stock market volatility, particularly with respect to the stock of financial services companies, including the Company. During times of increased price volatility, the Company's common stock may trade with more volatility and below its NAV, which is not uncommon for BDCs like it. As noted above, however, the current market conditions have also created, and the Company believes will continue to create, favorable opportunities to invest at attractive risk-adjusted returns, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of common stock below NAV. Stockholder approval of the proposal to sell shares of the Company's common stock below NAV, subject to the conditions set forth in this proposal, is expected to provide the Company with the flexibility to invest in such opportunities.

        The board of directors believes that having the flexibility to issue common stock below NAV in certain instances is in the best interests of the Company and its stockholders. This would provide added financial flexibility to comply with BDC and credit facility requirements, including the 1:1 debt to equity ratio, and would provide access to capital markets to pursue additional attractive investment opportunities. It could also minimize the likelihood that the Company would be required to sell assets that the Company would not otherwise sell, which such sales could occur at times that are disadvantageous to the Company.

        While the Company has no immediate plans to issue any shares of its common stock below NAV, it is seeking stockholder approval now in order to provide flexibility for future issuances, which typically must be undertaken quickly. The final terms of any such sale will be determined by the board of directors at the time of issuance and the shares of common stock will not include preemptive rights. Also, because the Company has no immediate plans to issue any shares of its common stock below NAV, it is impracticable to describe the transaction or transactions in which such shares of common stock would be issued. Instead, any transaction where the Company issues such shares of common stock, including the nature and amount of consideration that would be received by the Company at the time of issuance and the use of any such consideration, will be reviewed and approved by the board of directors at the time of issuance. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal. If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Annual Meeting and the date of the Company's 2010 Annual Meeting of Stockholders, which is expected to be held in May 2010.

Example of Dilutive Effect of the Issuance of Shares Below NAV

        Company XYZ has 1,000,000 total shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The NAV of the common stock of Company XYZ is $10.00.

        The following table illustrates the reduction to NAV and the dilution experienced by Stockholder A following the sale of 40,000 shares of the common stock of Company XYZ at $9.50 per share, a price below its NAV.

	Prior to Sale Below NAV	Following Sale Below NAV		Percentage Change
Reduction to NAV
Total Shares Outstanding	1,000,000	1,040,000		4.0%
NAV	$10.00	$9.98		(0.2)%
Dilution to Stockholder A
Shares Held by Stockholder A	10,000	10,000	(1)	—
Percentage Held by Stockholder A	1.00%	0.96%		(3.8)%
Total Interest of Stockholder A	$100,000	$99,808		(0.2)%

(1)
Assumes that Stockholder A does not purchase additional shares in the equity offering of shares below NAV.

Conditions to Sales Below NAV

        If stockholders approve this proposal, the Company will only issue shares of its common stock at a price below NAV pursuant to this stockholder proposal if the following conditions are met:

  •
  a "required majority" of the Company's directors have determined that any such sale would be in the best interests of the Company and its stockholders; and

  •
  a "required majority" of the Company's directors, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of firm commitments to purchase such common stock or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

        Under the Investment Company Act, a "required majority" of directors means both a majority of the Company's directors who have no financial interest in the transaction and a majority of the Company's directors who are not interested persons of the Company. For these purposes, directors will not be deemed to have a financial interest solely by reason of their ownership of the Company's common stock.

        Prior to the time of issuance, the board of directors may determine to issue shares of the Company's common stock below NAV in a registered public offering or in a private placement either with or without an obligation to seek to register their resale at the request of the holders. The board of directors may also determine to use an underwriter or placement agent to assist in selling such shares of common stock if it concludes that doing so would assist in marketing such securities on favorable terms.

Key Stockholder Considerations

        Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of shares of the Company's common stock at a price that is less than NAV and the expenses associated with such issuance. Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro rata basis. This dilution would include reduction in NAV as a result of the issuance of shares at a price below NAV and a proportionately greater decrease in a stockholder's interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance.

        The Investment Company Act establishes a connection between common stock sale price and NAV because, when stock is sold or otherwise issued at a sale price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. The board of directors of the Company will consider the potential dilutive effect of the issuance of shares at a price below NAV when considering whether to authorize any such issuance pursuant to the stockholder approval being sought here.

        Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance pursuant to this proposal, and thus any future issuance of common stock at a price below NAV will dilute such stockholders' holdings of common stock as a percentage of shares outstanding to the extent such stockholders do not purchase sufficient shares in the offering or otherwise to maintain their percentage interest. Further, if current stockholders of the Company do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

        As discussed above, it should be noted that the maximum number of shares issuable below NAV that could result in such dilution is limited to [                        ]% of the Company's then outstanding common stock.

        The affirmative vote of at least a "majority," as defined in the Investment Company Act, of (1) the outstanding shares of the Company and (2) the outstanding shares of the Company held by persons that are not affiliated persons of the Company, is required to approve this proposal. Under the Investment Company Act, the vote of holders of a "majority" means the vote of the holders of the lesser of (a) 67% or more of the outstanding shares of the Company's common stock present at the Annual Meeting or represented by proxy if the holders of more than 50% of the shares of the

Company's common stock are present or represented by proxy or (b) more than 50% of the Company's outstanding shares of common stock. Absentions and broker non-votes will have the effect of a vote against this proposal.

The board of directors unanimously recommends voting for this proposal to authorize the Company to sell or otherwise issue shares of its common stock at a price below its then current NAV subject to the limitations set forth in this proposal.

PROPOSAL 4: AUTHORIZATION OF THE COMPANY TO SELL OR OTHERWISE ISSUE WARRANTS OR SECURITIES TO SUBSCRIBE FOR OR CONVERTIBLE INTO SHARES OF ITS COMMON STOCK SUBJECT TO THE LIMITATIONS SET FORTH IN THIS PROPOSAL.

General Information

        The board of directors believes it would be in the Company's and its stockholders' best interests to have the ability to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock, not exceeding 25% of its then outstanding common stock, at an exercise or conversion price that, at the date of issuance, will not be less than the greater of the market value per share of its common stock and the net asset value per share of its common stock.

        As a BDC, Section 61(a) (in conjunction with Section 18(d)) of the Investment Company Act generally prohibits the Company from issuing a security that includes a warrant or a right to subscribe to or purchase its common stock unless it meets certain conditions, including obtaining stockholder approval. As a result, the Company is generally precluded from issuing warrants or securities to subscribe for or convertible into shares of its common stock, unless the Company obtains stockholder approval as to the issuance of such securities and meets certain other conditions.

Background and Reasons

        In order to provide the Company with maximum flexibility to raise capital, the Company is asking you to approve the issuance of warrants or securities to subscribe for or convertible into shares of its common stock on such terms and conditions as the board of directors determines to be in the best interests of the Company and its stockholders.

        The Company's board of directors, including a majority of the board of directors who have no financial interest in this proposal and a majority of the non-interested directors, has approved this proposal, authorizing the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of the Company's common stock, not exceeding 25% of its then outstanding common stock, at an exercise or conversion price that, at the date of issuance, will not be less than the greater of the market value per share of its common stock and the net asset value per share of its common stock, as in the best interests of the Company and its stockholders and recommends it to the stockholders for their approval. Upon obtaining the requisite stockholder approval, the Company will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal. See below for a discussion of the risks of dilution.

        Management and the board of directors have determined that it would be advantageous to the Company to have the ability to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock in connection with its financing and capital raising activities. The issuance of such securities may give the Company a cost-effective way to raise capital and is a common practice by corporations that are not BDCs. Such securities typically allow the purchasers thereof to participate in any increase in value of the issuer's common stock.

        As discussed above in Proposal 3, the Company believes that changes in the U.S. capital markets have created a unique opportunity to invest at attractive risk-adjusted returns. However, worsening general economic conditions have also materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions could continue for a prolonged period of time or worsen in the future. As a result, the Company is seeking flexibility to raise additional capital by selling warrants or securities to subscribe for or convertible into shares of its common stock so that it may take advantage of this opportunity.

        While the Company has no immediate plans to issue any warrants or securities to subscribe for or convertible into shares of its common stock, it is seeking stockholder approval now in order to provide flexibility for future issuances, which typically must be undertaken quickly. The final terms of any sale of such securities, including price, dividend or interest rates, exercise or conversion prices, voting rights, anti-dilution protections, redemption prices, maturity dates and similar matters will be determined by the board of directors at the time of issuance. Also, because the Company has no immediate plans to issue any such securities, it is impracticable to describe the transaction or transactions in which the securities would be issued. Instead, any transaction where the Company issues such securities, including the nature and amount of consideration that would be received by it at the time of issuance and the use of any such consideration, will be reviewed and approved by the board of directors at the time of issuance. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal.

  Conditions to Issuance

        If the Company's stockholders approve this proposal, it will only be able to issue warrants or securities to subscribe for or convertible into shares of its common stock pursuant to such stockholder approval so long as the issuance of such securities meets the following conditions:

          (i)    the exercise, conversion or subscription rights in such securities expire by their terms within 10 years;

          (ii)   with respect to any warrants, options or rights to subscribe or convert to the Company's common stock that are issued along with other securities, such warrants, options or rights are not separately transferable;

          (iii)  the exercise or conversion price of such securities is not less than the greater of the market value per share of the Company's common stock and the net asset value per share of the Company's common stock at the date of issuance of such securities;

          (iv)  the issuance of such securities is approved by a majority of the board of directors who have no financial interest in the transaction and a majority of the non-interested directors on the basis that such issuance is in the best interests of the Company and its stockholders; and

          (v)   the number of shares of the Company's common stock that would result from the exercise or conversion of such securities and all other securities convertible, exercisable or exchangeable into shares of the Company's common stock outstanding at the time of issuance of such securities will not exceed 25% of the Company's outstanding common stock at such time.

        Prior to the time of issuance, the board of directors may determine to issue warrants or securities to subscribe for or convertible into shares of the Company's common stock in a registered public offering or in a private placement either with or without an obligation to seek to register their resale at the request of the holders. The board of directors may also determine to use an underwriter or placement agent to assist in selling such securities if it concludes that doing so would assist in marketing such securities on favorable terms. Any such sale would be anticipated to result in a potential increase in the number of outstanding shares of the Company's common stock. However, the number of shares of the Company's common stock that would result from the exercise or conversion of such securities and all other securities convertible, exercisable or exchangeable into shares of the

Company's common stock outstanding at the time of issuance of such securities will not exceed 25% of the Company's outstanding common stock at such time.

        In addition, it is possible that the board of directors will authorize the issuance of warrants or securities to subscribe for or convertible into shares of the Company's common stock that contain anti-dilution protections, to the extent permissible under the Investment Company Act, and that, as a result of such anti-dilution protections, the price at which such securities may be exercisable or convertible into shares of the Company's common stock may be adjusted to a price less than the current market value per share of the Company's common stock or the net asset value per share of the Company's common stock at the time of such adjustment or at the time of their issuance.

  Dilution

        Your interest in the Company may be diluted if it issues warrants or securities to subscribe for or convertible into shares of its common stock. The Company cannot state precisely the amount of any such dilution because it does not know at this time what number of shares of common stock would be issuable upon exercise or conversion of any such securities that are ultimately issued. Because the exercise or conversion price per share could be less than NAV at the time of exercise or conversion (including through the operation of anti-dilution protections) and because the Company would incur expenses in connection with any issuance of such securities, such issuance could result in a dilution of NAV at the time of exercise or conversion. The amount of any decrease in NAV is not predictable because it is not known at this time what the exercise or conversion price and NAV will be at the time of exercise or conversion or what number or amount (if any) of such securities will be issued. Such dilution could be substantial.

        This proposal does not limit the Company's ability to issue securities to subscribe for or convertible into shares of its common stock at an exercise or conversion price below NAV at the time of exercise or conversion (including through the operation of anti-dilution protections). The only requirement with respect to the exercise or conversion price is that it be not less than the greater of the market value per share of the Company's common stock and the net asset value per share of the Company's common stock on the date of issuance.

        Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of shares of the Company's common stock at an exercise or conversion price that is less than NAV at the time of exercise or conversion and the expenses associated with such issuance. Any exercise of warrants or securities to subscribe for or convertible into shares of the Company's common stock at an exercise or conversion price that is below NAV at the time of such exercise or conversion, would result in an immediate dilution to existing common stockholders. This dilution would include reduction in NAV as a result of the proportionately greater decrease in a stockholder's interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance.

        The Investment Company Act establishes a connection between common stock sale price and NAV because, when stock is issued at a price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. The board of directors of the Company will consider the potential dilutive effect of the issuance of warrants or securities to subscribe for or convertible into shares of the Company's common stock when considering whether to authorize any such issuance.

  Conclusion and Recommendation; Vote Required

        The board of directors believes it is in the Company's best interests and the best interests of the stockholders to adopt this proposal. The affirmative vote of at least a majority of all of the votes cast at a meeting at which quorum is present is required for approval of this proposal. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

The board of directors unanimously recommends voting for this proposal to authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to the limitations set forth in this proposal.

PROPOSAL 5: STOCKHOLDER PROPOSAL TO REQUEST THAT THE BOARD OF DIRECTORS TAKE THE NECESSARY STEPS TO DECLASSIFY THE BOARD OF DIRECTORS AND REQUIRE ANNUAL ELECTION OF ALL THE COMPANY'S DIRECTORS.

        Gerald R. Armstrong of 910 Sixteenth Street, No. 412, Denver, Colorado 80202-2917, (303) 355-1199, owner of 989.828682 shares of the Company's common stock, has notified the Company that he intends to present the following proposal at the Annual Meeting. The Board of Directors unanimously recommends a vote AGAINST this stockholder proposal. If properly presented, this proposal will be voted on at the Annual Meeting. Voting on this matter would serve only as an advisory vote for the board of directors to reconsider its classified board structure. As required by the rules of the Commission, the text of the resolution and the supporting statement of Mr. Armstrong, for which the Company accepts no responsibility, are included below exactly as submitted by him. The board of directors' statement in opposition to Mr. Armstrong's proposal immediately follows.

Resolution

        That the shareholders of ARES CAPITAL CORPORATION request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

Statement

        The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

        Xcel Energy Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc., CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at CH Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., and several others, upon presentation of a similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

        The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

        A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

        While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

        The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

        If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

Board of Directors' Statement in Opposition to Mr. Armstrong's Proposal

        The board has seriously considered the proposal to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors. After careful consideration, the board believes this proposal is NOT in the best interests of the Company or its stockholders and UNANIMOUSLY recommends that you vote AGAINST this proposal.

        The nominating committee, composed entirely of independent directors, considers and evaluates a broad range of corporate governance issues affecting the Company, including whether to maintain the Company's current classified board structure. In its considerations, including in connection with its review of this stockholder proposal, the committee considered, among other things, the history of the classified board system, the current market environment, the Company's status as a highly regulated entity and arguments for and against a classified board system, in the context of corporate entities generally and BDCs in particular, and most specifically with respect to the Company.

        The classified board structure has been in place since the Company's founding and continues to be an integral part of the Company's overall governance structure, and even more so in the current economic environment where the board's focus is on maintaining the Company's long-term strength through the current economic downturn and volatility.

        After careful consideration, the nominating committee and the board of directors concluded that the continuity and quality of leadership that results from a classified board creates long-term stockholder value and is in the best interests of the Company and its stockholders.

        The board of directors also opposes the proposal for the following reasons:

  Accountability to Stockholders and Strong Corporate Governance

        Mr. Armstrong's assertion that the classified board structure diminishes a director's accountability to the Company's stockholders is unfounded. Each director is required to uphold his fiduciary duties to the Company and its stockholders, regardless of the length of his term of service or the frequency of his standing for re-election.

        Stockholders already have a variety of tools at their disposal to ensure that directors, even ones who are elected on a classified basis, are accountable to stockholders. These tools include withholding votes from directors who are standing for election, publicity campaigns and meeting with directors to express stockholder concerns. Stockholders have successfully used these accountability tools with a number of companies.

        In addition, to be elected a director of the Company in an uncontested election, a nominee must receive the affirmative vote of at least a majority of the total outstanding shares of the Company's common stock (including those shares in respect of which votes are "withheld"). With this majority voting standard, the Company's stockholders can effectively influence the composition of the board of directors in each annual election by withholding their votes from any nominee for any reason.

        Overall accountability of the board is not compromised by the length of a director's term. Directors elected for staggered terms are not any less accountable or responsive to stockholders than they would be if they were elected annually. While declassifying the board would marginally expand available stockholder tools for expressing concerns, we believe that the impact of such expansion is meaningfully outweighed by the additional risk it poses to the Company, especially given the current economic climate.

  Stability and Continuity

        The classified board structure is designed to provide stability, enhance long-term planning and ensure that, at any given time, there are directors serving on the board of directors who are familiar with the Company and its strategic goals. As a business development company, the Company is subject to complex regulations requiring a very active and experienced board of directors. For example, our board of directors must determine in good faith, at least quarterly, the value of our investments. Given that we often hold investments to maturity, it is imperative to the Company's success to have board continuity, experience and stability. The valuation process that the board goes through each quarter is complex and the board's accrued experience helps ensure that the Company's quarterly valuations accurately reflect the applicable valuation standards. The changeover of the entire board of directors at one time would require that a whole new group of directors devote time and resources to familiarizing themselves with the Company, which would necessarily detract from their ability to focus on the Company's long-term strategic plan, and deprive the Company of accrued institutional knowledge and history all at once. The long-term success of the Company is in large part dependent upon its directors having a deep understanding of, and the ability to plan and execute long-term strategies with respect to, the various businesses, regulatory environments and markets in which it operates.

        The classified board structure also provides flexibility by requiring the annual election of approximately one-third of the directors and a majority of the directors over a two-year period. Experienced directors who are knowledgeable about the Company's complex business environment are a valuable resource and are better positioned to make decisions that are in the best interests of the Company and its stockholders. Staggered terms give the Company's new directors an opportunity to gain knowledge about the Company's business from its continuing directors. If all directors were elected annually, the board could be composed entirely of directors who were unfamiliar with the Company and its business strategies. This could jeopardize the Company's long-term strategies and growth plans and prove exceptionally risky in the current economic environment. The board believes that the Company's current classified board structure is prudent and necessary for the protection of all stockholders.

        A classified board also assists the Company in attracting and retaining highly qualified directors who are willing to commit the time and resources necessary to understand the Company, its operations and its competitive environment. The board believes that agreeing to serve a three-year term demonstrates a nominee's commitment to the Company over the long-term. Given the current corporate governance climate, in which many qualified individuals are increasingly reluctant to serve on public company boards, the Company could also be placed at a competitive disadvantage in recruiting qualified director candidates if their board service could potentially be only for a one-year period.

        Mr. Armstrong references a study to support his proposal. However, the cited study established a score for companies based on 24 different corporate governance factors and the authors of that study did not conclude that there was a causal relationship between firm performance and an annual election of directors. In fact, the study acknowledged that if the power provided by a classified board was used judiciously, it could possibly lead to an increase in overall stockholder wealth.

        In contrast, a study using a broader index of 51 corporate governance factors published by Institutional Shareholder Services, titled "Corporate Governance and Firm Performance" (December 2004), indicated that while companies without staggered boards have higher firm values solely as measured by Tobin's Q, they have lower net profit margins, lower dividend yields and lower share repurchases. In fact, annual director terms was one of the seven governance factors, out of the 51 reviewed, which was most often associated with "bad performance."

        Finally, a recent study of corporate takeovers by researchers at the University of Arizona, Drexel University, Wharton Financial Institution Center and the University of Utah, titled "Board Classification and Managerial Entrenchment: Evidence From the Market for Corporate Control" (April 2007), found that, while a classified board reduces the likelihood of receiving an unsolicited takeover bid, target stockholders of companies with classified boards received more value than target stockholders of companies with all directors elected annually, which suggests that classified boards improve the relative bargaining power of target managers on behalf of their stockholders.

  Enhances the Independence of the Board

        The board of directors believes that electing directors to three-year terms, rather than one-year terms, enhances the independence of directors by providing them with a longer elected term of office, thereby insulating them against pressures from management, the investment adviser or from special interest groups who might have an agenda contrary to the long-term interests of all stockholders. As a result, the Company's directors are free to express their views and take the actions they believe to be in the best long-term interests of the Company and its stockholders without always being faced with an upcoming nomination for re-election the following year.

  Protection against Certain Takeovers

        A classified board reduces the Company's vulnerability to unfriendly or unsolicited takeover tactics that may not be in the best interest of the Company's stockholders. A classified board structure encourages such third parties to negotiate at arms' length with the board of directors. Because only approximately one-third of the Company's directors are elected at any annual meeting of stockholders, at least two annual meetings would be required to effect a change in control of the board, giving the directors the time and leverage necessary to evaluate the adequacy and fairness of any takeover proposal, consider alternative proposals and to ultimately negotiate the best result for all stockholders.

        Absent a classified board, a potential acquirer could unilaterally gain control of the Company by acquiring or obtaining voting control over a sufficient number of shares of the Company's common stock to replace the entire board of directors with its own nominees at a single annual meeting, and without paying a fair value to the Company's other stockholders.

        Having a classified board does not prevent unsolicited takeover attempts, but it empowers the incumbent board to negotiate terms to maximize the value of the transaction to all stockholders. For example, the "Board Classification and Managerial Entrenchment: Evidence From the Market for Corporate Control" study referenced above found that, while a classified board reduces the likelihood of receiving an unsolicited takeover bid, target stockholders of companies with classified boards received more value than target stockholders of companies with all directors elected annually.

        The board of directors does not believe that corporate governance is a "one size fits all" concept. To do so would ignore the unique challenges and opportunities of each particular company. An appropriate practice for one company may not be an appropriate practice for another. All of a company's corporate governance practices need to be viewed in their entirety and evaluated on whether they create an appropriate balance between accountability and the protection and enhancement of stockholder value when considered in the context of the company's unique circumstances. Focusing on any one particular practice without understanding how it fits into the whole scheme is narrow and short-sighted and could in fact be detrimental to stockholders.

        The board believes that our overall corporate governance practices, including our classified board structure, creates an appropriate balance for this company at this time given our business plan. For these reasons, the board of directors recommends that you vote against Mr. Armstrong's proposal to request that our board take the actions necessary to declassify itself and require annual election of all the Company's directors.

  Required Vote; Recommendation Only

        The affirmative vote of the holders of at least a majority of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this Proposal No. 5. Stockholders should be aware that this stockholder proposal is simply a request that the board of directors take the action stated in the proposal. Approval of this proposal may not result in the requested action being taken by the board of directors and, therefore, its approval would not necessarily effectuate the declassification of the board of directors and require annual election of all the Company's directors.

        The board of directors unanimously recommends voting against the stockholder proposal to request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company's directors. Proxies solicited by the board will be voted against this proposal unless otherwise instructed on the proxy card.

 STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2010 ANNUAL MEETING

        Stockholders may present proper nominations of candidates for director or other proposals for inclusion in the Company's proxy statement and proxy card for consideration at the next annual meeting of stockholders by submitting such nominations or proposals in writing to the Secretary of the Company in a timely manner, calculated in the manner provided in Rule 14a-8(e) of the Exchange Act, applicable state law and the Charter Documents. The Company expects that the 2010 Annual Meeting of Stockholders will be held in May 2010, but the exact date, time and location of such meeting have yet to be determined.

Deadlines for Submitting Stockholder Proposals for Inclusion in the Company's Proxy Statement and Proxy Card

        To be considered timely under Rule 14a-8(e) of the Exchange Act for inclusion in the Company's proxy statement and proxy card for a regularly scheduled annual meeting, a stockholder's nomination of a candidate for director or other proposal must be received at the Company's principal executive offices not less than 120 calendar days before the anniversary of the date the Company's proxy statement was released to stockholders for the previous year's annual meeting. Accordingly, a stockholder's nomination of a candidate for director or other proposal must be received no later than November 6, 2009 in order to be included in the Company's proxy statement and proxy card for the 2010 Annual Meeting.

Deadlines for Submitting Notice of Stockholder Proposals for Consideration at the Company's Annual Meeting

        The deadline for submitting notice of a stockholder's nomination of a candidate for director or other proposal for consideration at the 2010 Annual Meeting, under the Company's current Bylaws, is not earlier than the 150th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of (1) the 120th day prior to the date of such annual meeting or (2) the tenth day following the day on which public announcement of the date of such meeting is first made. Accordingly, a stockholder's nomination of a candidate for director or other proposal must be received no earlier than October 7, 2009 and no later than 5:00 p.m., Eastern Time, on November 6, 2009 in order to be considered at the 2010 Annual Meeting.

In order to be considered timely, such notice shall be delivered to the Secretary at the principal executive office of the Company and shall set forth all information required under Section 11 of Article II of the Company's Bylaws.

FINANCIAL STATEMENTS AVAILABLE

        A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 containing audited financial statements accompanies this proxy statement. Such financial statements are hereby incorporated herein by reference.

        Along with this proxy statement, the Company will provide to each stockholder a copy (without exhibits, unless otherwise requested) of its Annual Report on Form 10-K required to be filed with the Commission for the year ended December 31, 2008. Copies of these documents may also be accessed electronically by means of the Commission's home page on the internet at http://www.sec.gov. Other than the financial statements incorporated by reference above, the Annual Report on Form 10-K is not part of the proxy solicitation materials.

HOUSEHOLDING OF PROXY MATERIALS

        The Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

        This year a number of brokers with account holders who are the Company's stockholders will be "householding" its proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker. Stockholders who currently receive multiple copies of the proxy statement and annual report at their addresses and would like to request "householding" of their communications should contact their brokers.

Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to be held on May 4, 2009

        The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2008 are available at  http://materials.proxyvote.com/arcc.

OTHER MATTERS

        The board of directors is not aware of any other matters to be presented at the Annual Meeting. Should any other matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such matters.

        You are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, you are requested to complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

Bennett Rosenthal Chairman of the Board of Directors

New York, New York
March 6, 2009

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

[Ares Capital Corporation Logo]

PROXY — ARES CAPITAL CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ARES CAPITAL CORPORATION FOR THE ANNUAL MEETING OF STOCKHOLDERS MAY 4, 2009

The undersigned hereby appoints Michael J. Arougheti, Michael D. Weiner, Joshua M. Bloomstein and Karen A. Tallman, or any one of them, and each with full power of substitution, to act as attorneys and proxies for the undersigned to attend the Annual Meeting of Stockholders of Ares Capital Corporation (the “Company”) to be held at [                                          ], on May 4, 2009 at 8:30 a.m., Central Time, and any adjournments or postponements thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a Notice of Annual Meeting of Stockholders and a Proxy Statement, the terms of which are incorporated herein by reference, and revokes any proxy heretofore given with respect to such meeting.

THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST AS INSTRUCTED HEREIN.  IF THIS PROXY IS EXECUTED BUT NO INSTRUCTION IS GIVEN, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST “FOR” PROPOSALS 1, 2, 3 AND 4 AND “AGAINST” PROPOSAL 5.  The votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter, including Proposal 6 and including a motion to adjourn or postpone the meeting to another time and/or place for the purpose of soliciting additional proxies, that may properly come before the meeting or any adjournment or postponement thereof. At the present time, the board of directors knows of no other business to be presented at the meeting.

Please mark, sign, date and return this proxy in the enclosed envelope.

Your vote is important.  Please vote immediately.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[Ares Capital Corporation Logo]

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A  Proposals — The Board of Directors recommends a vote “FOR” Proposals 1, 2, 3 and 4 and “AGAINST” Proposal 5.

1.	Election of Directors

		FOR	WITHHOLD
01 -	Robert L. Rosen*	☐	☐

		FOR	WITHHOLD
02 -	Bennett Rosenthal*	☐	☐

* To elect the person (except as marked to the contrary) as a Class II director of the Company for a term of three years expiring in 2012, and until his successor is duly elected and qualified.

2.	To ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2009.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.

To authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to the limitations set forth in the proxy statement for the 2009 annual meeting of stockholders (including, without limitation, that the number of shares issued does not exceed [        ]% of the Company’s then outstanding common stock).

		FOR ☐	AGAINST ☐	ABSTAIN ☐

4.

To authorize the Company to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of its common stock subject to the limitations set forth in the proxy statement for the 2009 annual meeting of stockholders (including, without limitation, that the number of shares issuable does not exceed 25% of the Company’s then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of the Company’s common stock).

		FOR ☐	AGAINST ☐	ABSTAIN ☐

5.

To request that the board of directors take the necessary steps to declassify the board of directors and require annual election of all the Company’s directors, if Mr. Armstrong’s stockholder proposal is presented at the Annual Meeting.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	To vote and otherwise represent the undersigned on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

B   Non-Voting Items

Change of Address — Please print your new address below.

C   Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE:  Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign.  When signing as an attorney, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.

QuickLinks

Proxy Statement 2009 Annual Meeting of Stockholders
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
DOLLAR RANGE OF SECURITIES BENEFICIALLY OWNED BY DIRECTORS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CORPORATE GOVERNANCE
COMPENSATION DISCUSSION AND ANALYSIS
DIRECTOR COMPENSATION TABLE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
REPORT OF THE AUDIT COMMITTEE
STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2010 ANNUAL MEETING
FINANCIAL STATEMENTS AVAILABLE
HOUSEHOLDING OF PROXY MATERIALS
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 4, 2009
OTHER MATTERS